FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AZ agreement with Grünenthal for rights to Zomig

7 June 2017

ASTRAZENECA ENTERS AGREEMENT WITH GRÜNENTHAL TO DIVEST RIGHTS TO MIGRAINE TREATMENT ZOMIG

AstraZeneca today announced that it has entered an agreement with Grünenthal for the global rights to Zomig (zolmitriptan) outside Japan. Zomig is indicated for the acute treatment of migraines and cluster headaches, an area of medicine outside AstraZeneca's strategic focus.

Grünenthal will pay AstraZeneca $200 million upon completion. AstraZeneca will also receive up to an additional $102 million in future milestone payments. Grünenthal will acquire the rights to Zomig in all markets outside Japan, including the US, where the rights were previously licensed to Impax Pharmaceuticals (Impax). Impax will continue to market Zomig in the US. AstraZeneca will continue to manufacture and supply the medicine to Grünenthal during a transition period.

Mark Mallon, Executive Vice President, Global Product & Portfolio Strategy at AstraZeneca said: "Grünenthal is an established partner with expertise in the treatment of pain. It is well placed to ensure patients continue to benefit from Zomig, and to extend the commercial potential of the medicine through its dedicated salesforce."

Gabriel Baertschi, CEO of Grünenthal said: "Migraine is a very debilitating disease with more than 75 million people worldwide suffering from attacks that can lead to sensitivity to light or sound, to nausea or even vomiting. The acquisition of the well-established Zomig products complements our existing pain portfolio. Migraine has been one of the very few main pain indications we haven't yet been able to offer a solution for. This is an important step to reach our ambition to become a €2 billion company by 2022. It will also support our efforts to bring four to five innovative products to market in the same timeframe."

Financial considerations
In 2016, revenues from Zomig outside Japan were $96 million, including Product Sales and Externalisation Revenue. The transaction is expected to complete in the second quarter of 2017, subject to customary closing conditions and regulatory clearances. The net consideration from the agreement will be reported as Other Operating Income in the Company's financial statements. The agreement does not impact the Company's financial guidance for 2017.

About Zomig
Zomig (zolmitriptan) is indicated for the acute treatment of migraine, and for the acute treatment of cluster headache in the EU. Zomig is available in three formulations: An oral tablet, orally dispersible tablet and nasal spray.

About Grünenthal
The Grünenthal Group is an entrepreneurial, science-based pharmaceutical company specialized in pain, gout and inflammation. Our ambition is to deliver four to five new products to patients in diseases with high unmet medical need by 2022 and become a €2 billion company. We are a fully integrated research & development company with a long track record of bringing innovative pain treatments and state-of-the-art technologies to patients. By sustainably investing in our R&D above the industrial average, we are strongly committed to innovation.

Grünenthal is an independent, family-owned company headquartered in Aachen, Germany. We are present in 32 countries with affiliates in Europe, Latin America and the US. Our products are sold in more than 155 countries and approx. 5,500 employees are working for the Grünenthal Group worldwide. In 2016, Grünenthal achieved revenues of approx. €1.4 bn. More information: www.grunenthal.com. Follow us on LinkedIn: @GrunenthalGroup

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 June 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary